EXHIBIT 12

COLGATE-PALMOLIVE COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions)
(Unaudited)

Nine Months Ended September 30, 2017
Earnings:
Income before income taxes	$2,591
Add:
Fixed charges	166
Less:
Income from equity investees	(8)
Capitalized interest	(2)
Income as adjusted	$2,747
Fixed Charges:
Interest on indebtedness and amortization of debt expense and discount or premium	$113
Rents of one-third representative of interest factor	51
Capitalized interest	2
Total fixed charges	$166
Ratio of earnings to fixed charges	16.5